Exhibit 99.(h)(3)

CPG CARLYLE FUND, LLC

DISTRIBUTION PLAN

December 14, 2012,
as amended and restated, December 8, 2016

This Distribution Plan (the “Plan”) has been adopted in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by CPG Carlyle Fund, LLC, a Delaware limited liability company (the “Fund”), with respect to each class (each, a “Class”) of units of beneficial interest (the “Units”) listed on Appendix A hereto, as such Appendix may be revised from time to time, subject to the terms and conditions set forth herein.1

1.            Sub-Placement Agent Fee

(a)          Foreside Fund Services, LLC (the “Placement Agent”), in its capacity as the placement agent of the Fund’s Units on a best efforts basis and pursuant to the terms of the Placement Agent Agreement between the Fund and the Placement Agent, is authorized to retain brokers, dealers and certain financial advisors (which may include wealth advisors) (collectively, “Sub-Placement Agents”) for the sale and marketing of each Class listed on Appendix A and for related sales support services to the holders of each Class. The Fund may pay to the Placement Agent, with respect to and at the expense of each Class, a fee (the “Sub-Placement Agent Fee”), as applicable, and as more fully described below, such fee in the aggregate to be at the annual rate specified with respect to such Class on Appendix A.

(b)          Sub-Placement Agent Fee payments under the Plan will be used primarily by the Placement Agent to compensate Sub-Placement Agents for distribution services and related sales support services provided in connection with the offering and sale of Units of the applicable Class, and to reimburse the Sub-Placement Agents for related expenses incurred. Sub-Placement Agents may use the Sub-Placement Agent Fee to compensate the financial advisory personnel involved in the placement of Units. Payments of the Sub-Placement Agent Fee may be made without regard to expenses actually incurred. Sub-Placement Agent Fees not so used, instead may be used to pay other expenses relating to the sale and marketing of each Class listed on Appendix A, including, without limitation, the production of marketing material.

(c)          Payments of the Sub-Placement Agent Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class. However, joint distribution or sales support services is permitted in accordance with applicable law.

2.            Calculation and Payment of Fees

The amount of the Sub-Placement Agent Fee payable with respect to each Class listed on Appendix A will be accrued and calculated monthly and paid quarterly, at the applicable annual rates indicated on Appendix A. The Sub-Placement Agent Fee will be calculated and paid separately for each Class.

[1]	The Rule does not apply to closed-end funds such as the Fund. However, the Fund, pursuant to the terms of an exemptive order issued by the Securities and Exchange Commission that permits the Fund to offer multiple classes of Units, must comply with the provisions of the Rule as if the Fund was a registered open-end investment company.

3.            Approval of Plan

The Plan will become effective, as to any Class (including any Class not currently listed on Appendix A), upon its approval by (a) a majority of the Board of Directors, including a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Directors”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan, and (b) if the Plan is adopted for a Class after any offering of Units of the Class or the sale of Units of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

4.            Continuance of the Plan

The Plan will continue in effect with respect to a Class for a period of more than one year after it takes effect only so long as its continuance is specifically approved at least annually by the Fund’s Board of Directors in the manner described in Section 3(a) above.

5.            Implementation

All agreements with any person relating to implementation of the Plan with respect to any Class shall be in writing, and any agreement related to the Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

6.            Termination

The Plan may be terminated at any time with respect to the Units of any Class by vote of a majority of the Qualified Directors, or by a majority vote of the outstanding voting securities of the relevant Class.

7.            Amendments

The Plan may be amended with respect to any Class (including any Class not currently listed on Appendix A) by a majority of the Board of Directors, including a majority of Qualified Directors, provided that any material amendment of the terms of the Plan shall become effective only if approved in the manner described in Section 3(a) above, and provided further that any amendment to increase materially the costs that a Class may bear pursuant to the Plan also shall require the approval of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

8.            Selection of Certain Directors

While the Plan is in effect, the selection and nomination of the Fund’s Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund will be committed to the discretion of the Directors then in office who are not “interested persons” of the Fund.

2

9.            Written Reports

While the Plan is in effect, the Directors will receive, and will review at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

10.          Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

3

IN WITNESS WHEREOF, the Fund has executed the Plan as of the date first above written on behalf of each Class listed on Appendix A.

CPG CARLYLE FUND, LLC

By:	/s/ Mitchell Tanzman
Name:	Mitchell Tanzman
Title:	Authorized Person

4

APPENDIX A

Class of Units of Beneficial Interest	Sub-Placement Agent Fee[2]
Class A	0.60%

[2]	Expressed as an annual rate of the aggregate net asset value of the class of units of beneficial interest.